

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Jaime Caballero Uribe
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36-24 Piso 7
Bogotá, Colombia

      Re: Ecopetrol S.A.
          Form 20-F for the Fiscal Year ended December 31, 2019
          Filed April 1, 2020
          File No. 001-34175

Dear Mr. Caballero Uribe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: Lina María Contreras Mora, Investor Relations